FOIA CONFIDENTIAL TREATMENT REQUESTED

Pursuant to 17 C.F.R. § 200.83

CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

February 25, 2014

Confidential Treatment Requested By A10 Networks, Inc.

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng
Eiko Yaoita Pyles
Patrick Gilmore
Edwin Kim

Re:	A10 Networks, Inc.

Registration Statement on Form S-1

Submitted Confidentially November 26, 2013 and January 9, 2014

Filed Publically February 18, 2014

Registration Statement No. 333-194015

Ladies and Gentlemen:

On behalf of our client, A10 Networks, Inc. (“A10 Networks” or the “Company”), we supplementally submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 23, 2013 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

22. Please tell us your proposed IPO price, when you first initiated discussion with underwriters and when the underwriters first communicated their estimated price range and amount for your common stock.

650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com
Confidential Treatment Requested By A10 Networks, Inc. Securities and Exchange Commission February 25, 2014

The Company first advises the Staff that it intends to complete a 1-for-3.75 reverse stock of the Company’s outstanding common stock and convertible preferred stock (the “Stock Split”). Information set forth below and in the Registration Statement reflects the Stock Split.

The Company advises the Staff that, on February 24, 2014, representatives of the lead underwriters for the Company’s initial public offering, on behalf of all the underwriters, formally advised the Company that, based on current market conditions, they recommended a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), on a post-Stock Split basis. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. The Company respectfully advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range to be not greater than the range permitted by CD&I 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus.

The Company also advises the Staff that, prior to February 7, 2014, the Company had not received substantive indication of a price range for the initial public offering. As noted in the Company’s January 9, 2014 response letter to the Staff on, the Company first had initial formal discussions with the underwriters regarding the offering itself in September 2013, when Company representatives met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of these meetings was to select the underwriters for the offering. At these meetings, each of the investment banks provided that Company with its analysis of Company’s business, how the bank would position the Company for an offering, the methodologies the bank would expect to use in preparing a valuation of the Company, and the bank’s valuations metrics for and analyses of comparable companies. However, the investment banks, including those eventually selected to be the underwriters, did not provide the Company with any specific valuation or valuation range for the Company during these initial meetings.

***	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com
Confidential Treatment Requested By A10 Networks, Inc. Securities and Exchange Commission February 25, 2014

The Company also supplementally provides the Staff with the following information regarding the pricing of recently granted stock options. Factors considered in estimating grant date fair values of the Company’s Common Stock for options granted between September 30, 2012 and February 6, 2014 are already set forth on pages 75 to 83 of the Registration Statement. On February 6, 2014, the Company granted additional options to purchase an aggregate of 710,793 shares. The exercise price of such options was the fair value of the Company’s Common Stock on that date, which the Company’s board of directors determined to be $12.19 per share. The fair value was based on multiple factors, including a preliminary valuation report received on February 3, 2014 from an independent valuation specialist, which concluded that, as of January 15 2014, the fair value of the common stock was $12.19 per share. This valuation was prepared on a consistent basis with each of the earlier valuation reports, by the same valuation specialist and in accordance with the criteria set forth in the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment). The Company notes that this value falls within the range provided by the Company’s underwriters.

Please direct any questions with respect to this letter to the undersigned at (650) 320-4597 or mbaudler@wsgr.com, or to Herbert Fockler at (650) 320-4601 or hfockler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler
Mark Baudler

Enclosures

cc:	Greg Straughn, A10 Networks, Inc.

Robert Cochran, A10 Networks, Inc.

Herbert P. Fockler, Wilson Sonsini Goodrich & Rosati, P.C.